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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1

                                   ITEQ, INC.
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   450430103
                                 (CUSIP Number)

                                Richard L. Wynne
                            Porter & Hedges, L.L.P.
                           700 Louisiana, Suite 3500
                           Houston, Texas 77002-2764
                                 (713) 226-0600
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               November 18, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                                       SCHEDULE 13D
------------------------------                                                          -----------------------------
  CUSIP NO. 450430103                                                                        PAGE 2 OF 6 PAGES
------------------------------                                                          -----------------------------
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      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Pierre S. Melcher
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      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a) [ ]
                                                                                                                             (b) [ ]

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      3      SEC USE ONLY


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      4      SOURCE OF FUNDS*

             OO, PF
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      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                             [ ]


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      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A
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                      7      SOLE VOTING POWER
  NUMBER OF
  SHARES                     1,939,039
  BENEFICIALLY       ---------------------------------------------------------------------------------------------------------------
  OWNED BY EACH       8      SHARED VOTING POWER
  REPORTING
  PERSON WITH                38,000
                     ---------------------------------------------------------------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                             1,939,039
                     ---------------------------------------------------------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             38,000
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     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,077,039
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     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            [ ]


------------------------------------------------------------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.4%
------------------------------------------------------------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             IN
------------------------------------------------------------------------------------------------------------------------------------

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                                                                     Page 3 of 6

ITEM 1.  SECURITY AND ISSUER.

         This statement is filed with respect to shares of common stock, par value $.001 per share (the "Common Stock"), of ITEQ, Inc., formerly known as Air-Cure Technologies, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 2727 Allen Parkway, Suite 760, Houston, Texas 77019.

ITEM 2.  IDENTITY AND BACKGROUND.

         Pierre S. Melcher is an individual whose residence address is 5345 Mandell, Houston, Texas 77005. Mr. Melcher is a private investor and is no longer an officer or director of the Issuer.

          Except for the foregoing, there has been no change in the information contained in Item 2 of the Schedule 13D filed by Mr. Melcher on June 24, 1997, file No. 97-002535 (the "Original 13D").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of the funds for the shares of Common Stock acquired by Mr. Melcher, as trustee of the Kathryn Lewis Melcher Trust (the "KLM Trust"), as trustee of the Paul Nicholas Melcher Trust (the "PNM Trust"; the KLM Trust and the PNM Trust collectively, the "Trusts"), and on behalf of the Pierre S. Melcher and Patricia B. Melcher Joint Account with rights of survivorship (the "Joint Account"), was cash in said trusts and joint account. The source of $850,000 of the $950,000 of funds for the shares of Common Stock acquired by Polaris Partners, Ltd. ("Polaris") was a margin loan from Goldman Sachs & Co. against the interest of Polaris in a high yield bond fund. The foregoing information relates to the transactions giving rise to this filing.

         Except for the foregoing, there has been no change in the information contained in Item 3 of the Original 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The transactions that gave rise to this filing were the acquisitions
(a) by Pierre S. Melcher, (i) as trustee of the KLM Trust, of 140,000 shares of Common Stock, (ii) as trustee of the PNM Trust, of 80,000 shares of Common
Stock, and (iii) on behalf of the Joint Account, of 38,000 shares of Common Stock, and (b) by Polaris of 400,000 shares of Common Stock. Mr. Melcher is the sole trustee of each of the Trusts and also of the Melcher 1998 Management Trust (the "Management Trust"), which is the sole general partner of Polaris.
The purpose of said acquisitions was for investment only.
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                                                                     Page 4 of 6

         Mr. Melcher has no present intention to acquire or dispose of additional shares of Common Stock, although such intention is subject to change at any time.

         Although, Mr. Melcher has no specific plans or proposals regarding the Issuer in his capacity as a shareholder, he will continue to evaluate all alternatives with regard to his shares of Common Stock. Except as set forth above, Mr. Melcher has no present plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although he reserves the right to do so in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Melcher is the beneficial owner of 2,077,039 shares of Common Stock, representing 7.4% of the Issuer's Common Stock. These shares of Common Stock are held as follows:

         (i)   140,000 shares by Mr. Melcher, as sole trustee of the KLM Trust;
         (ii)  80,000 shares by Mr. Melcher, as sole trustee of the PNM Trust;
         (iii) 38,000 shares by Mr. Melcher and his spouse, Patricia B. Melcher, in the Joint Account; and
         (iv)  1,819,039 shares by Polaris

(b) Mr. Melcher has the sole power to vote and direct the vote and the sole power to dispose of and direct the disposition of 1,939,039 of the shares of Common Stock. Mr. Melcher shares with Ms. Melcher the power to vote and direct the vote and the power to dispose and direct the disposition of 38,000 shares of Common Stock. Ms. Melcher is President of Allegro Capital Management, an asset management company, whose address is 900 Lovett Blvd., Suite 210, Houston, Texas 77006. Ms. Melcher has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation which respect to such laws. Ms. Melcher is a U.S. citizen.

(c) On November 1, 1998, Mr. Melcher transferred the 1,419,039 shares of Common Stock owned by him to Polaris for no consideration. Polaris is a family limited partnership, the general partner of which is the Management Trust, whose sole trustee is Mr. Melcher. The transaction was accomplished through Mr. Melcher's broker, Goldman Sachs & Co., in Houston, Texas and with the transfer made through Harris Trust and Savings Bank, the transfer agent for the Common Stock.
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                                                                     Page 5 of 6

         On November 18, 1998, Mr. Melcher, (i) as trustee of the KLM Trust, purchased 88,000 shares, at $2.375 per share, and 52,000 shares, at $2.50 per share, of Common Stock; (ii) as trustee of the PNM Trust, purchased 80,000 shares of Common Stock at $2.375 per share; and (iii) on behalf of the Joint Account, purchased 38,000 shares of Common Stock at $2.50 per share. On November 19, 1998, Polaris, by Mr. Melcher, as trustee of the Management Trust, the sole general partner of Polaris, purchased 400,000 shares of Common Stock at $2.375 per share. Each of the foregoing transactions were accomplished by Mr. Melcher's broker, Goldman Sachs & Co., through open market purchasers.

(d) With respect to the 38,000 shares of Common Stock in the Joint Account, Mr. and Ms. Melcher have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, said shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There has been no change in the information contained in Item 6 of the Original 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A        Stock Distribution Agreement between the Issuer and Pierre S.
                 Melcher dated December 28, 1995 (Incorporated by reference to
                 Schedule 13D, filed June 24, 1997, File No. 97-002535).


                            [SIGNATURE PAGE FOLLOWS]
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                                                                     Page 6 of 6

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 1998


                                        /s/ Pierre S. Melcher
                                        ----------------------------------------
                                        Pierre S. Melcher